FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

    Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                          For the month of August 2002

                           GEMPLUS INTERNATIONAL S.A.
             (Exact name of registrant as specified in its charter)

                           Gemplus International S.A.
                  (Translation of registrant's name in English)

                                 Aerogolf Center
                                   1 Hohenhof
                              L-2633 Senningerberg
                            Grand Duchy of Luxembourg
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F  X   Form 40-F
                                   ---            ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                Yes      No  X
                                    ---     ---

Gemplus Appoints Alex Mandl Chief Executive Officer


Luxembourg - Friday 30 August, 2002 - Gemplus International SA (Paris Euronext:
Euroclear 5768 and Nasdaq: GEMP) today announces the appointment of Alex Mandl as Chief Executive Officer of Gemplus. Alex will take up this appointment on Monday, 9th September.

From 1996 through to 2001 Alex was Chairman and CEO of Teligent Inc, which built local digital microwave networks to serve businesses across the US. Between 1991 and 1996, Alex worked at AT&T, becoming President and COO, with overall responsibility for directing the company's long distance, wireless and local communications services, in addition to its Direct TV, credit card and Internet business. Prior to joining AT&T Alex spent four years as President and CEO of Sea-Land Services, Inc., the world's largest provider of ocean transport and distribution services. Alex currently serves as a director on a number of corporate and not-for-profit boards, including those of Dell Computers and Pfizer.

Dominique Vignon, Chairman of Gemplus said:
"We are delighted to welcome Alex Mandl as our new Chief Executive Officer. His skills and experience are outstanding and position him to lead Gemplus forward, build upon all that the business has achieved this year and take advantage of the substantial opportunities we see in the growing global smart card industry. His broad base of experience will allow him to directly and rapidly contribute across a number of our major markets, including telecoms and security."

Alex Mandl said:
"I will be in Gemenos next week and look forward to meeting everyone. I also look forward to leading Gemplus to secure its full potential in the fast moving smart card marketplace. I will be totally committed to that aim on behalf of our customers, employees and shareholders alike. I am helped enormously by the significant achievements of Ron Mackintosh and the whole management and employee team this year. There is much to be done; but Gemplus has a great platform from which to work."

Enquiries:

Press:

Gemplus
Martin Crocker
Tel: + 33 (0)4 42 36 30 46
Email: martin.crocker@gemplus.com

Citigate Dewe Rogerson
Tel: + 44 (0)20 7638 9571
Anthony Carlisle
Laure Carlisle
Tel: + 44 (0)7973 611 888

Investors relations:
Gemplus
Yves Guillaumot
Tel: +33 (0)4 42 36 52 98
Email:  yves.guillaumot@gemplus.com

Fineo

Anne Guimard
Tel: +33 (0)1 45 72 20 96
Email:  guimard@fineo.com

Notes to Editors:

Background on Alex Mandl

Aged 58, Alex was born in Austria, holds an M.B.A from the University of California at Berkeley and a B.A. in economics from Willamette University in Salem, Oregon.

Since April 2001, Alex has been a principal in ASM Investments, which focuses on early stage funding for companies utilising technology as a differentiator primarily in the data and telephony sector.

From 1996 to 2001, Alex was Chairman and Chief Executive Officer of Teligent, a company he founded which offered business customers an alternative to the Bell Companies for local, long distance, high-speed data and dedicated internet access. Within three years, Teligent was serving customers in 67 major markets in the U.S. and around the world. Although Teligent wound up filing under Chapter 11, virtually every other start-up competing in the new competitive local exchange carrier (CLEC) sector folded following the closure of access to capital markets. Teligent was widely acknowledged to have been the most successful of this new set of companies and Alex consistently met or exceeded, Wall Street expectations during his tenure. Due to a change in control and resulting different direction for the business, Alex resigned in April, 2001.

Prior to Teligent, Alex served as President and Chief Operating Officer of AT&T, where he was responsible for directing the company's long distance, wireless and local communications services, as well as its Direct TV, credit card and internet businesses. At AT&T Alex had also served as Chief Financial Officer and Group Executive. In that capacity, he directed AT&T's overall financial strategy, policy and operations, oversaw AT&T Capital Corp., as well as AT&T's corporate purchasing, real estate and information systems functions.

Between 1987 and 1991, Alex was Chairman and Chief Executive Officer of Sea-Land Services, Inc., the world's leading global provider of ocean transport and distribution services. Under his leadership, Sea-Land experienced in less than three years a major turnaround, moving from sizable losses to strong levels of profitability while nearly doubling the revenues.

Alex began his business career in 1969, when he joined Boise Cascade Corp. as a merger and acquisition analyst. He held various financial posts with increasing responsibilities during the next eleven years. In 1980, he joined Seaboard Coast Line Industries, a diversified transportation company, as Senior Vice President and Chief Financial Officer. After Seaboard merged with Chessie Systems to become CSX Corp., Alex was named Senior Vice President in charge of Corporate Development and Human Resources, and Chief Information Officer. In addition, he had operating responsibility for three transportation and information technology subsidiaries.

Alex currently serves on the boards of Dell Computer Corporation, Pfizer, the Walter A. Haas School of Business at the University of California at Berkeley and Willamette University. He is on the Council on Competitiveness, and a board member of the American Enterprise Institute for Public Policy Research. As he intends to relocate to Europe and focus fully on Gemplus Alex has resigned from the board of In-Q-Tel and is reviewing his other board commitments.


About Gemplus

GEMPLUS: the world's number one provider of solutions empowered by Smart Cards Gemplus helps its clients offer an exceptional range of portable, personalized solutions that bring security and convenience to people's lives. These include mobile Internet access, inter-operable banking facilities, e-commerce, and a wealth of other applications.

Gemplus is the only completely dedicated, truly global player in the Smart Card industry, with the largest R&D team, unrivalled experience, and an outstanding track record of technological innovation.

In 2001, Gemplus was the worldwide smart card leader in both revenue and total smart card shipments (source: Gartner-Dataquest, Frost and Sullivan, BNP Paribas). Gemplus was also awarded Frost and Sullivan's 2002 Market Value Award for its exceptional performance. Its revenue in 2001 was 1.023 Billion Euros. It operates in 37 countries throughout the world and had 2001 revenues of 1.023 billion euros.

Gemplus: Beyond Smart
www.gemplus.com

(C)2002 Gemplus International S.A. All rights reserved. Gemplus, the Gemplus logo, GemXpresso, and Your Passport to the Digital Age are trademarks and service marks of Gemplus S.A. and are registered in certain countries. All other trademarks and service marks, whether registered or not in specific countries, are the property of their respective owners.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  August 30, 2002

                                     GEMPLUS INTERNATIONAL S.A.


                                     By: /s/ Stephen Juge
                                         ---------------------------------------
                                     Name:  Stephen Juge
                                     Title: Executive Vice President and General
                                            Counsel